SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2001

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F __X__    Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _____      No __X__

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.


Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of September 30, 2001 and for the nine months ended September 30, 2001 and 2000

2.   Interim Financial Report

3.   Exhibit - Press Release

                           Forward-Looking Statements

     Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

     o    general economic and business conditions;

     o    a challenge to our U.S. tax status;

     o    industry capacity and trends;

     o    competition;

     o    the loss of major clients;

     o    changes in demand for our services;

     o changes in business strategy or development plans and the ability to implement such strategies and plans;

     o changes in the laws and/or regulatory circumstances in the United States, Bermuda, the United Kingdom, Ireland or other jurisdictions;

     o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

     o quality of management and the ability to attract and retain qualified personnel;

     o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

     o    availability, terms and deployment of capital.

     Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition


                                                                                   September 30, 2001  December 31, 2000
                                                                                   ------------------  -----------------
                                                                                       (unaudited)
Assets:
Cash and cash equivalents                                                             $  64,880,780      $  56,764,420
Fees receivable                                                                           3,446,419          3,277,399
Fees receivable - affiliates                                                                400,396          2,718,058
Receivable from broker-dealer                                                             1,899,943          1,605,520
Investments in unconsolidated affiliates (net of accumulated amortization
  of $61,779 and $0 at September 30, 2001 and December 31, 2000, respectively)            4,043,582          3,649,298
Receivables from affiliates, net                                                            382,856            318,755
Investments, available for sale (cost $1,012,400 and $575,140
  at September 30, 2001 and December 31, 2000, respectively)                                807,067          1,025,458
Investment in aircraft (net of accumulated depreciation of $11,651,754
  and $8,706,682 at September 30, 2001 and December 31, 2000, respectively)              10,799,721         13,744,793
Goodwill (net of accumulated amortization of $1,691,664 and
  $691,120 at September 30, 2001 and December 31, 2000, respectively)                    24,008,668         10,419,127
Customer lists (net of accumulated amortization of $2,017,266
  and $1,011,819 at September 30, 2001 and December 31, 2000, respectively)              18,260,164         14,344,573
Furniture, equipment and leasehold improvements (net of  accumulated depreciation and amortization of $1,870,126 and $1,325,482 at September 30, 2001 and
  December 31, 2000, respectively)                                                        4,930,814          4,944,497
Interest receivable on shareholders' notes                                                  357,152            366,030
Other assets                                                                              3,270,538          2,358,663
                                                                                      -------------      -------------
                                                                                      $ 137,488,100      $ 115,536,591
                                                                                      =============      =============
Liabilities and Shareholders' Equity:
Liabilities:
  Loans payable                                                                       $  18,238,868      $  18,646,226
  Employee compensation and benefits payable                                              3,622,933            447,973
  Marketing fees payable                                                                  1,038,275          2,261,591
  Marketing fees payable - affiliates                                                       226,148          1,274,955
  Taxes payable                                                                           1,805,894          1,324,017
  Professional fees payable                                                               3,652,253          3,448,332
  Dividends payable                                                                           8,528             10,643
  Accrued expenses and other liabilities                                                  5,827,803          5,291,236
                                                                                      -------------      -------------
                                                                                         34,420,702         32,704,973
                                                                                      -------------      -------------
Commitments and contingencies

Shareholders' Equity:
  Common shares  (see Notes 1 and 2)
    $0.001 par value (125,000,000 shares authorized,  47,069,073 and
    47,912,112 shares issued and outstanding at September 30, 2001 and
    December 31, 2000, respectively)                                                         47,069             47,912
  Subscriptions for common shares                                                              --            4,036,200
  Additional paid-in-capital                                                             90,631,065        101,482,513
  Contingently returnable shares (1,788,732 and 2,601,699
     shares at September 30, 2001 and December 31, 2000,  respectively)                 (24,902,377)       (35,541,596)
  Accumulated other comprehensive income                                                   (489,853)           217,413
  Retained earnings                                                                      53,122,240         31,630,834
                                                                                      -------------      -------------
                                                                                        118,408,144        101,873,276
Less: shareholders' notes receivable                                                    (15,340,746)       (15,005,458)
Less: subscriptions receivable                                                                 --           (4,036,200)
                                                                                      -------------      -------------
                                                                                        103,067,398         82,831,618
                                                                                      -------------      -------------
                                                                                      $ 137,488,100      $ 115,536,591
                                                                                      =============      =============


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations


                                           For the Three Months Ended          For the Nine Months Ended
                                                  September 30,                      September 30,
                                              2001             2000              2001              2000
                                          -----------      ------------      ------------      ------------
Revenue:
  Fees                                    $28,582,833      $ 35,849,370      $ 89,806,433      $113,209,560
  Commissions                               8,738,686        11,078,460        31,273,486        33,494,326
  Interest and other                        1,080,777         1,698,812         4,265,079         4,798,384
                                          -----------      ------------      ------------      ------------
                                           38,402,296        48,626,642       125,344,998       151,502,270
                                          -----------      ------------      ------------      ------------

Expenses:
  Employee compensation and benefits        6,398,189         9,012,143        20,941,449        28,635,480
  Marketing fees                               31,613         2,873,318         3,247,693         7,999,444
  Commissions, clearance and trading        1,833,282         2,336,819         6,154,300         6,849,552
  Research and  administration              3,100,997         3,623,546        10,013,157        11,082,587
  Depreciation and amortization             1,898,638         1,815,271         5,557,487         5,513,789
  Other operating                           3,207,773         3,313,809         9,621,429        10,842,348
                                          -----------      ------------      ------------      ------------
                                           16,470,492        22,974,906        55,535,515        70,923,200
                                          -----------      ------------      ------------      ------------

Income before taxes                        21,931,804        25,651,736        69,809,483        80,579,070
Provision for taxes                         2,193,180         2,544,037         6,980,948         8,008,361
                                          -----------      ------------      ------------      ------------
Net income                                $19,738,624      $ 23,107,699      $ 62,828,535      $ 72,570,709
                                          ===========      ============      ============      ============
Earnings per share:

  Basic earnings per share                $      0.46      $       0.55      $       1.45      $       1.74
                                          ===========      ============      ============      ============

  Diluted earnings per share              $      0.42      $       0.51      $       1.34      $       1.60
                                          ===========      ============      ============      ============


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
              For the nine months ended September 30, 2001 and 2000


                                                                       2001               2000
                                                                   ------------       ------------
Cash flows from operating activities:
  Net income                                                       $ 62,828,535       $ 72,570,709
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Gain on sale of available for sale securities                    (525,354)              --
      Depreciation and amortization                                   5,557,487          5,513,789
      Equity in income of unconsolidated affiliates                    (456,063)          (675,895)
  Changes in operating assets and liabilities:
      Fees receivable                                                  (169,020)        (2,185,273)
      Fees receivable - affiliates                                    2,317,662            762,054
      Receivable from broker-dealer                                    (294,423)           799,419
      Other assets                                                     (911,875)           112,175
      Employee compensation and benefits payable                      3,174,960          3,978,053
      Marketing fees payable                                         (1,223,316)           886,146
      Marketing fees payable - affiliates                            (1,048,807)          (576,457)
      Taxes payable                                                     481,877            138,670
      Professional fees payable                                         203,921            759,704
      Accrued expenses and other liabilities                            536,567          1,887,745
                                                                   ------------       ------------
               Net cash provided by operating activities             70,472,151         83,970,839
                                                                   ------------       ------------

Cash flows (used in) investing activities:
  Proceeds from sale of available for sale securities                 1,115,064               --
  Purchase of available for sale securities                          (1,009,100)          (289,725)
  Cash dividends paid on shares subject to repurchase                (1,707,539)        (2,945,247)
  Receivables from affiliates, net                                      (64,101)           (24,683)
  Purchase of furniture, equipment and leasehold improvements          (530,962)        (1,779,105)
                                                                   ------------       ------------
               Net cash (used in) investing activities               (2,196,638)        (5,038,760)
                                                                   ------------       ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                            (407,358)          (380,485)
  Proceeds from issuance of common shares                                  --              770,641
  Repurchase of common shares                                       (22,046,577)          (100,440)
  Proceeds from notes receivable for common shares                    3,694,634          3,972,244
  Interest receivable on shareholders' notes                              8,878            (71,770)
  Dividends to shareholders                                         (41,339,244)       (68,542,864)
                                                                   ------------       ------------
               Net cash (used for) financing activities             (60,089,667)       (64,352,674)
                                                                   ------------       ------------

Effect of exchange rate changes in cash                                 (69,486)          (231,735)
                                                                   ------------       ------------
Net increase in cash and cash equivalents                             8,116,360         14,347,670
  Cash and cash equivalents, beginning of period                     56,764,420         24,791,813
                                                                   ------------       ------------
  Cash and cash equivalents, end of period                         $ 64,880,780       $ 39,139,483
                                                                   ============       ============

Supplemental Disclosures of Cash Flows Information
  Cash Paid During the Period for:
               Income taxes                                        $  6,544,071       $  6,195,376
                                                                   ============       ============
               Interest expense                                    $    956,815       $    983,688
                                                                   ============       ============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

Supplemental Schedule of Noncash Investing and Financing Activities:

     In 2001, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $8,459,592, respectively (see Note 2). On January 1, 2000, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively.

     As discussed in Note 9, the Company issued common shares for notes receivable for the nine months ended September 30, 2001 and 2000, in the amounts of $4,036,200 and $1,016,771, respectively, and cancelled outstanding notes of $6,278 and $717,589 for the nine months ended September 30, 2001 and 2000, respectively.

     At September 30, 2001 and 2000, the Company had dividends payable to shareholders of $8,528 and $6,627, respectively.


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                       NOTES TO THE CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS


NOTE 1: BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of W.P. Stewart & Co., Ltd., formerly Global Reach Limited, a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended ("WPS & Co., Ltd." and, together with its subsidiaries and predecessors, the "Company") are presented on a condensed consolidated basis and include the historical operations of the Company.

     These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements incorporated by reference in the Annual Report on Form 20-F of the Company for the year ended December 31, 2000. The condensed consolidated financial information as of and for the year ended December 31, 2000 has been derived from audited consolidated financial statements not included herein.

     In our opinion, the unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

     For the nine months ended September 30, 2001 and 2000, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related securities brokerage services. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US and European financial markets.

Recent Acquisitions

     The repurchase provisions of the TPRS Services N.V. ("TPRS"), NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII") acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

     The recorded purchase price for each acquisition is determined by the sum of:

1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

3.   the cumulative cash dividends paid on shares subject to repurchase.

     The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned contingently returnable shares) at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in-capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

     The following table shows information for each acquisition as of and for the nine months ended September 30, 2001.

                                                                           Cash
                                                                          Dividends
                                                                           Paid on
                                                                         Contingently        Cumulative
                  Aggregate         Shares Not       Contingently         Returnable          Purchase           Intangible
                  Number of         Subject to        Returnable            Shares             Price            Amortization
Acquisition         Shares          Repurchase          Shares          For the Period       Allocation        for the Period
-----------         ------          ----------          ------          --------------       ----------        --------------
TPRS              1,966,000         1,016,800            949,200         $   951,960         $21,620,184         $  880,982
NSMM                898,831           539,299            359,532             323,579          10,146,301            404,969
FLII              1,200,000           720,000            480,000             432,000          13,743,088            702,483
                  ---------         ---------         ----------         -----------         -----------         ----------
                  4,064,831         2,276,099          1,788,732         $ 1,707,539         $45,509,573         $1,988,434
                  =========         =========         ==========         ===========         ===========         ==========

     The following table shows information for each acquisition as of and for the year ended December 31, 2000.

                                                                           Cash
                                                                        Dividends
                                                                         Paid on
                                                                       Contingently         Cumulative
                  Aggregate         Shares Not       Contingently       Returnable           Purchase            Intangible
                  Number of         Subject to        Returnable          Shares               Price            Amortization
Acquisition         Shares          Repurchase          Shares          For the Year         Allocation         for the Year
-----------         ------          ----------          ------          ------------         ----------         ------------
TPRS              1,966,000           623,600          1,342,400         $ 1,195,776         $12,208,632         $  534,783
NSMM                898,831           359,532            539,299             932,987           5,821,131            299,671
FLII              1,200,000           480,000            720,000           1,245,600           7,968,688            557,922
                  ---------         ---------         ----------         -----------         -----------         ----------
                  4,064,831         1,463,132          2,601,699         $ 3,374,363         $25,998,451         $1,392,376
                  =========         =========         ==========         ===========         ===========         ==========

     The Company has agreed in principle to acquire TPR & Partners NV ("TPR"), an asset gathering firm based in The Netherlands. As a result of the refinement of the terms of the transaction, the parties have agreed that the Company will acquire TPR via the acquisition of shares in a Bermuda holding company indirectly holding 100% of the shares of TPR. Going forward, the Bermuda company would be named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM-Europe"), and would serve as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, which is expected to close during the fourth quarter of 2001, the Company would initially acquire 9,000 of WPSAM-Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. Current beneficial owners of TPR and their assigns would continue to hold the remaining 3,000 shares of WPSAM-Europe until June 30, 2006, at which time the Company would acquire those shares at a fair value price determined on that date.

NOTE 3: RECLASSIFICATION OF COMPARATIVE FINANCIAL STATEMENTS

     Certain prior period amounts have been reclassified to conform with the current period's presentation.

NOTE 4: EARNINGS PER SHARE

                                        Three Months Ended September 30,        Nine Months Ended September 30,
                                        --------------------------------        -------------------------------
                                            2001                2000                2001                2000
                                        -----------         -----------         -----------         -----------
Basic Earnings Per Share:
Net income                              $19,738,624         $23,107,699         $62,828,535         $72,570,709
                                        ===========         ===========         ===========         ===========
Weighted average basic shares
outstanding                              43,142,875          42,001,542          43,451,888          41,827,435
                                        -----------         -----------         -----------         -----------

Net income per share                    $      0.46         $      0.55         $      1.45         $      1.74
                                        ===========         ===========         ===========         ===========

Diluted Earnings Per Share:

Net income                              $19,738,624         $23,107,699         $62,828,535         $72,570,709
                                        ===========         ===========         ===========         ===========
Weighted average basic shares
outstanding                              43,142,875          42,001,542          43,451,888          41,827,435
Add: Unvested and contingently
returnable shares                         3,308,081           3,388,745           3,542,337           3,469,483
                                        -----------         -----------         -----------         -----------
Weighted average diluted shares
outstanding                              46,450,956          45,390,287          46,994,225          45,296,918
                                        -----------         -----------         -----------         -----------

Net income per share                    $      0.42         $      0.51         $      1.34         $      1.60
                                        ===========         ===========         ===========         ===========

     Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested employee shares and contingently returnable shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of contingently returnable shares, and unvested shares issued to employees of the Company or its affiliates, using the treasury stock method.

     During the three months ended September 30, 2001, the Company repurchased and cancelled an aggregate of 278,896 common shares in a combination of private and open market transactions for an aggregate purchase price of $4,573,357. During the three months ended June 30, 2001, the Company repurchased and cancelled an aggregate of 873,661 common shares from certain former employees for an aggregate purchase price of $17,473,220.

     On September 30, 2001 and 2000,  respectively,  47,069,073  and  47,291,118 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 2,398,653 and 3,339,077 of these shares were unvested and held by the Company's or affiliates' employees on September 30, 2001 and 2000, respectively.

NOTE 5: COMPREHENSIVE INCOME

     The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                Three Months Ended September 30,            Nine Months Ended September 30,
                                               ----------------------------------          ----------------------------------
                                                   2001                  2000                  2001                  2000
                                               ------------          ------------          ------------          ------------
Net income                                     $ 19,738,624          $ 23,107,699          $ 62,828,535          $ 72,570,709
Other comprehensive income, net of tax
   Reclassification adjustment for
   realized gains on available for
   sale securities, included in
   interest and other                                  --                    --                (432,447)                 --
   Unrealized losses on available for
   sale securities                                 (162,514)                 --                (205,333)                 --
   Foreign currency translation
   adjustment                                       103,416               (49,929)              (69,486)             (231,735)
                                               ------------          ------------          ------------          ------------
Comprehensive income                           $ 19,679,526          $ 23,057,770          $ 62,121,269          $ 72,338,974
                                               ============          ============          ============          ============

NOTE 6: RELATED PARTY TRANSACTIONS

     Research and administrative expenses include travel expenses, consisting of charter fees, of approximately $1,021,632 and $1,724,000 for the nine months ended September 30, 2001 and 2000, respectively, paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

     The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include approximately $1,872,954 and $1,628,000 for the nine months ended September 30, 2001 and 2000, respectively.

     A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space. Such costs approximated $95,303 and $148,000 for the nine months ended September 30, 2001 and 2000, respectively.

     W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment money management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $34,814 and $312,703 for the nine months ended September
30, 2001 and 2000, respectively. In addition, the Company pays WPS Investissements S.A. a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such commissions amounted to $23,809 and $12,324 for the nine months ended September 30, 2001 and 2000, respectively.

     The Company pays Bowen Asia Limited ("Bowen"), a 40% unconsolidated affiliate of the Company, a principal owner of which is a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $386,307 and $387,957 for the nine months ended September 30, 2001 and 2000, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), an affiliate of Bowen, for client referrals to BCM. Total fees were $20,109 and $0 for the nine months ended September 30, 2001 and 2000, respectively.

     In 2000, the Company paid TPRS fees for marketing services. These fees amounted to approximately $3,967,521 for the nine months ended September 30, 2000. Inter-company eliminations of approximately $1,983,760 resulting from the Company's 50% ownership in TPRS resulted in a net expense to the Company of approximately $1,983,761 for the nine months ended September 30, 2000.

     The Company pays TPR & Partners NV, a principal owner of which is an executive officer of the Company, fees for marketing services. These fees amounted to $403,009 for the nine months ended September 30, 2001.

     The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is owned by one of the Company's directors, fees for solicitation services. These fees amounted to $10,475 for the nine months ended September 30, 2001.

     Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $3,861,941 and $7,507,741 for the nine months ended September 30, 2001 and 2000, respectively.

     Included in Receivables from Affiliates at September 30, 2001 and December 31, 2000 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 and $17,416 due from Kirk Management Ltd., a 40% unconsolidated affiliate of the Company. The loan has no fixed repayment date. Interest income on the subordinated loan was $16,716 and $17,416 for the nine months ended September 30, 2001 and 2000, respectively.

NOTE 7: LONG-TERM DEBT

     Interest expense on long-term debt totaled $956,815 and $983,688 for the nine months ended September 30, 2001 and 2000, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

     At September 30, 2001, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe), Ltd.'s landlord. This amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account, which will remain intact over the term of the lease. This amount is reflected in Other Assets at September 30, 2001 and December 31, 2000.

     In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations to participate in the purchase of an additional aircraft of approximately $37 million, delivery of which is scheduled for 2002. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27,000,000. Based upon that appraisal received, management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

     W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 9: NOTES RECEIVABLE FOR COMMON SHARES

     During the nine months ended September 30, 2001, the Company issued an additional 310,000 common shares, to certain employees and employees of affiliated entities, for installment notes totaling $4,036,200. The installment notes are full recourse, bear interest at 10% per annum, are for a term of seven years and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note.

     Pursuant to employee purchase agreements for common shares, in the event a purchaser, as defined, is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser, as defined, shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated. During the nine months ended September 30, 2001, 482 unvested common shares of a former employee were repurchased and the related installment note totaling $6,278 was abated.

     Future minimum payments expected to be received on these notes and all similar notes outstanding as of September 30, 2001 are as follows:

     2001 (3 months)                             $   848,179
     2002                                          3,234,215
     2003                                          3,284,581
     2004                                          3,258,338
     2005                                          2,434,260
     Thereafter (through 2008)                     2,281,173
                                                 -----------
                                                 $15,340,746
                                                 ===========

     Interest income on all such notes was $1,019,182 and $2,214,036 for the nine months ended September 30, 2001 and 2000, respectively.

NOTE 10: INCOME TAXES

     Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

     Income  from the  Company's  operations  in the  United  States and from US
subsidiaries   of  the  Company  is  subject  to  income  taxes  imposed  by  US authorities.

     The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to US jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

     The income tax provision, all current, for the nine months ended September 30, 2001 and 2000 is as follows:

                       Three Months Ended September 30,      Nine Months Ended September 30,
                       --------------------------------      -------------------------------
                           2001               2000               2001               2000
                        ----------         ----------         ----------         ----------
Federal                 $1,725,383         $1,939,655         $5,491,939         $5,910,107
State and local            467,797            604,382          1,489,009          2,098,254
                        ----------         ----------         ----------         ----------
                        $2,193,180         $2,544,037         $6,980,948         $8,008,361
                        ==========         ==========         ==========         ==========

NOTE 11: PENSION BENEFITS

     Total employer contributions amounted to $992,264 and $979,360 for the nine months ended September 30, 2001 and 2000, respectively. Participants are immediately vested in their account balances.

NOTE 12: GEOGRAPHIC AREA DATA

     The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                           Fee Revenue
              -------------------------------------------------------------------------
              Three Months Ended September 30,          Nine Months Ended September 30,
              --------------------------------         --------------------------------
                  2001                2000                2001                 2000
               -----------         -----------         -----------         ------------
US             $22,503,035         $28,577,316         $70,410,718         $ 86,915,230
Non-US           6,079,798           7,272,054          19,395,715           26,294,330
               -----------         -----------         -----------         ------------
Total          $28,582,833         $35,849,370         $89,806,433         $113,209,560
               ===========         ===========         ===========         ============

NOTE 13: NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). These Statements make significant changes to the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This Statement is effective for business combinations completed after June 30, 2001. SFAS 142 discontinues the practice of amortizing goodwill and allows indefinite lived intangible assets. Such assets will be subject to annual impairment tests, at a minimum. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Intangible assets acquired prior to July 1, 2001, may be affected when the Company adopts the Statement on January 1, 2002. Beginning January 1, 2002, the Company will perform the required impairment tests for goodwill and other indefinite lived intangible assets. Management does not expect the results of these tests to have a material effect on the Company's financial condition or results of operations.

NOTE 14: SUBSEQUENT EVENTS

     On October 5, 2001, the Company declared a dividend of $0.30 per share to shareholders of record as of October 19, 2001, payable on October 31, 2001 in the aggregate amount of $14,119,522.

     On October 24, 2001, the Company approved the award of options to employees of the Company and its affiliates under its recently adopted 2001 Employee Equity Incentive Plan, to purchase a total of 1,180,500 shares of the Company at $20.80 per share, vesting in equal amounts on each of the first seven anniversaries of the grant date.

                            INTERIM FINANCIAL REPORT

Overview

     W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and partially offset fluctuations in revenue.

     Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

     Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

     Interest and other revenue primarily includes interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit (as adjusted for amortization of intangibles and retirement benefits). We review from time to time the percentage of operating profit made available for the compensation pool and review annually the allocation of the compensation pool among all employees. Under a completed refinement of our variable compensation program, which heavily weighs compensation against profit performance, compensation expense may vary between 20.7% and 24.5% of actual operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2001 will be approximately 21% of operating profit versus 25% for the year ended December 31, 2000.

     Marketing fees are fees paid to select banks, investment firms and individuals in at least 10 countries with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These marketing fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

     Commissions, clearance and trading expenses include fees paid at the direction of clients to consultants based on commissions relating to referred accounts, and clearance and trading fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

     Research  and   administration   expenses  include  research,   travel  and
entertainment, communications, systems support and occupancy.

     Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees, charitable contributions and other administration expenses. A significant component of professional fees for the nine months ended September 30, 2000 was nonrecurring and was related to our global expansion.

     All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

Three Months Ended September 30, 2001 as Compared to Three Months Ended September 30, 2000

     Assets Under Management

     Assets under management decreased $2.6 billion, or 24.1%, to $8.2 billion at September 30, 2001, from $10.8 billion at September 30, 2000.

     The following table sets forth the net flows of assets under management for the three months ended September 30, 2001 and 2000:

                      Net Flows of Assets Under Management
                                  (in millions)


                                                Three Months Ended September 30,
                                                --------------------------------
                                                     2001            2000
                                                -------------    -------------

     Existing Accounts
     Contributions                                   $ 288          $ 206
     Withdrawals                                      (178)          (287)
                                                     -----          -----
     Net Flows of Existing Accounts                    110            (81)
     Accounts Opened                                    73             73
     Accounts Closed                                  (133)          (168)
                                                     -----          -----
     Net Flows of Assets Under Management            $  50          $(176)
                                                     =====          =====

     Revenues

     Revenues were $38.4 million for the third quarter 2001, a decrease of $10.2 million, or 21.0%, from $48.6 million for the third quarter of 2000. The changes were due to a $7.3 million, or 20.3%, decrease in fee revenue, a $2.3 million, or 21.1%, decrease in commission revenue and a decrease of $0.6 million in interest and other revenues. The average fee earned from client accounts, including performance fees that apply to two accounts, decreased to 1.26% at September 30, 2001, from 1.27% at September 30, 2000 due to a slight change in client account mix to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower trading volume during the third quarter of 2001, as compared with the higher levels of trading volume we experienced during the third quarter of 2000. Interest and other revenues decreased $0.6 million primarily due to a decrease in interest income of $0.8 million and an increase of $0.2 million in earnings from our unconsolidated affiliates.

     Expenses

     Expenses, excluding income taxes, decreased $6.5 million, or 28.3%, to $16.5 million for the third quarter 2001, from $23.0 million in the same quarter of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease in fees paid to marketers, which are directly related to assets under management of referred accounts, of $2.8 million, which includes an adjustment of fees payable of $1.5 million, and a decrease of $0.5 million in commissions, clearance and trading costs, which vary with account activity. Research and administration decreased $0.5 million and other operating expenses decreased $0.1 million, primarily due to lower costs. Employee compensation and benefits decreased $2.6 million due to a decrease in adjusted operating profit and a refinement to the compensation program, as noted above.

     Our income tax expense decreased $0.3 million, to $2.2 million, for the third quarter of 2001, from $2.5 million in the comparable quarter of the prior year due to a decrease in our operating profit. Our effective tax rate was 10% of income before taxes for both periods.

     Net Income

     Net income for the quarter ended September 30, 2001 decreased $3.4 million, or 14.6%, to $19.7 million, from $23.1 million in the third quarter of the prior year as a result of the items described above.

Nine Months Ended September 30, 2001 as Compared to Nine Months Ended September 30, 2000

     Assets Under Management

     Assets under management at September 30, 2001 were $8.2 billion, a decline of $2.1 billion, or 20.4%, from $10.3 billion at December 31, 2000. Assets under management at September 30, 2000 were $10.8 billion, a decline of $1.5 billion, or 12.2%, from $12.3 billion at December 31, 1999.

     The following table sets forth the net flows of assets under management for the nine months ended September 30, 2001 and 2000:

                      Net Flows of Assets Under Management
                                 ( in millions )

                                                Nine Months Ended September 30,
                                                -------------------------------
                                                     2001             2000
                                                -------------    -------------
     Existing Accounts
     Contributions                                  $ 724          $   579
     Withdrawals                                     (777)          (1,060)
                                                    -----          -------
     Net Flows of Existing Accounts                   (53)            (481)
     Accounts Opened                                  298              189
     Accounts Closed                                 (466)            (805)
                                                    -----          -------
     Net Flows of Assets Under Management           $(221)         $(1,097)
                                                    =====          =======

     Revenues

     Revenues were $125.3 million for the nine months ended September 30, 2001, a decrease of $26.2 million, or 17.3%, from $151.5 million earned during the nine months ended September 30, 2000. The changes were due to a $23.4 million, or 20.7%, decrease in fee revenue, a $2.2 million, or 6.6%, decrease in commission revenue and a $0.6 million, or 11.1% decrease in interest and other revenues. Included in the quarter ended March 31, 2000 is a $3.7 million performance fee for one of our accounts. The performance fee for 2001, if any for this account, will be recorded in the fourth quarter of 2001. The average fee earned from client accounts, including performance fees that apply to two accounts, is 1.25% at September 30, 2001 and 1.27% at September 30, 2000, due to a slight change in client account mix to larger accounts subject to our fee break.

     Expenses

     Expenses, excluding income taxes, decreased $15.4 million, or 21.7%, to $55.5 million for the nine months ended September 30, 2001, from $70.9 million in the same period of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $4.7 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and a decrease of $0.7 million in commissions, clearance and trading costs, which vary with account activity. Research and administration expenses decreased $1.1 million due to lower costs. Other operating expenses decreased $1.2 million, primarily due to lower levels of expenditures relating to our global expansion in 2001. Employee compensation and benefits decreased $7.7 million due to a decrease in adjusted operating profit and a refinement to the compensation program, as noted above.

     Our income tax expense decreased $1.0 million, to $7.0 million, for the nine months ended September 30, 2001 from $8.0 million in the same period of the prior year due to a decrease in our operating profit. Our effective tax rate was 10% of income before taxes for both periods.

     Net Income

     Net income for the nine months ended September 30, 2001 decreased $9.8 million, or 13.4%, to $62.8 million, from $72.6 million in the same period of the prior year as a result of the items described above.

Inflation

     Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

Liquidity and Capital Resources

     Our financial condition is highly liquid with principal assets including cash and cash equivalents and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

     We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the Securities and Exchange Commission and Investment Management Regulatory Organisation Limited, respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

     In 1998 a newly-formed limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

     We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

Other Events

     Our liquidity, facilities and overall financial condition were not materially affected by the terrorist attacks against the United States on September 11, 2001, the declaration of war against terrorism by the United States nor the terrorist acts and threats against the United States thereafter. Our operational, securities trading and information systems have been functioning throughout this period and continue to function. Although these events have caused, and may continue to cause, additional weakness in the general business and economic environment, it appears that any direct market effects on our business and operations, including without limitation assets under management and capital flows, thus far have been transitory in nature. Management continues to evaluate the effect of these events on our fourth quarter results of operations.


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


Exhibit

     See press release attached hereto dated October 31, 2001, regarding the Company's financial results for the third quarter of 2001.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        W.P. STEWART & CO., LTD.


Date: November 6, 2001                  By:  /s/  Lisa D. Levey
                                             ---------------------------
                                             Name:  Lisa D. Levey
                                             Title: General Counsel and
                                                    Assistant Secretary


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